  Exhibit 99.2

MANAGEMENT’S DISCUSSIONS & ANALYSIS

For the three and six months ended June 30, 2021 and 2020

The following Management’s Discussion and Analysis (“MD&A”) for Empower Clinics Inc. together with its wholly owned subsidiaries (“Empower” or “the Company”) is prepared as of August 30, 2021 and relates to the financial condition and results of operations for the three and six months ended June 30, 2021 and 2020. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the consolidated financial statements and related notes for the three and six months ended June 30, 2021 and 2020 (“consolidated financial statements”), which have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”).

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The six months ended June 30, 2021 and 2020 are referred to as “YTD 2021” and “YTD 2020”The years ended December 31, 2020, 2019 and 2018, are also referred to as “fiscal 2020”, “fiscal 2019” and “fiscal 2018”, respectively. All amounts are presented in United States dollars, the Company’s presentation currency, unless otherwise stated. References to “C$” are to Canadian dollars.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, and “Cautionary Note Regarding Forward-Looking Statements” sections of this document.

Empower is a federally incorporated Canadian company that is publicly traded on the Canadian Securities Exchange (“Exchange”) under the symbol CBDT, quoted on the OTCQB under the symbol “EPWCF” and quoted on the Frankfurt Stock Exchange under the symbol “8EC.F 8EC.MU, 8EC.SG”. Continuous disclosure materials are available on our website at www.empowerclinics.com, and on SEDAR at www.sedar.com.

Nature of Operations and Going Concern

As at June 30, 2021, the Company has an accumulated deficit of $55,871,506 (December 31, 2020 - $30,078,630). The Company’s operations are mainly funded with equity and debt financing, which is dependent upon many external factors, and thus funds may be difficult to raise when required. Management continues to evaluate the need for additional financing and is of the opinion that additional financing will be available to continue its planned activities in the normal course. Nonetheless, there is no assurance that the Company will be able to raise sufficient funds in the future to complete its planned activities. The foregoing indicates the existence of a material uncertainty that may cast substantial doubt as to whether the Company would continue as a going concern and realize its assets and settle its liabilities and commitments in the normal course of business.

The Company’s consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume the realization of assets and discharge of liabilities in the normal course of business. The consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern. Such adjustments could be material.

EMPOWER CLINICS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
For the three and six months ended June 30, 2021 and 2020
(In United States dollars, except where noted)

Q2 2021 CONSOLIDATED FINANCIAL HIGHLIGHTS

●
Total revenue from continuing operations of $861,826, compared to $85,775 for Q2 2020.

●
Net loss from continuing operations of $412,209 compared to $501,419 for Q2 2020.

●
Cash used in continuing operating activities was $416,949, compared to $171,848 for Q2 2020.

●
Cash at June 31, 2021 of $5,191,944.

●
Working capital deficiency at June 30, 2021 of $154,115.

YTD 2021 EQUITY HIGHLIGHTS

On February 26, 2021, the Company issued 1,207,206 common shares for $0.05 (C$0.06) per common share for total fair value consideration of $59,598 (C$75,600) for marketing services.

On June 11, 2021, the Company issued 13,204 common shares for $0.47 (C$0.57) per common share for total fair value consideration of $6,174 (C$7,500) for marketing services.

3,464,666 stock options with a weighted average exercise price of $0.06 (C$0.08) were exercised for proceeds of $205,559 (C$25,406) resulting in the issuance of 3,464,666 common shares. Upon exercise, $91,837 was transferred from contributed surplus to issued capital.

420,000 agent purchase warrants with a weighted average exercise price of $0.12 (C$0.15) were exercised for proceeds of $48,347 (C$61,200) resulting in the issuance of 420,000 common shares. Upon exercise, $23,586 was transferred from warrant reserve to issued capital.

1,760,000 agent purchase warrants with an exercise price of $0.09 (C$0.12) were exercised for proceeds of $69,510 (C$88,000) resulting in the issuance of 1,760,000 common shares. Upon exercise, $57,051 was transferred from warrant reserve to warrant liability.

A total of 42,725,547 purchase warrants with a weighted average exercise price of $0.10 (C$0.13) were exercised for proceeds of $4,315,587(C$5,554,321) resulting in the issuance of 42,725,547 common shares. The fair value of the warrants exercised was $29,062,433 as determined using the Black-Scholes option pricing model, which resulted in a loss on warrant revaluation of $22,850,127.

HIGHLIGHTS SUBSEQUENT TO PERIOD END

On July 21, 2021, the Company announced that it had entered into a non-binding agreement to sell its 100% ownership of Sun Valley for total consideration of $1,000,000 payable in securities of Empower. As at June 30, 2021, the assets and liabilities of Sun Valley have been classified as held for sale and the results of operations and cash flows for the three and six months ended June 30, 2021 and 2020 have been classified as discontinued operations.

On July 22, 2021, the Company issued 21,176 common shares with a fair value of $0.41 (C$0.51) per share for total consideration of $9,023 (C$11,340) for marketing services.

On July 30, 2021 the Company completed the acquisition of all issued and outstanding shares of Medi+Sure Canada Inc. (“MediSure”) for a total purchase price of C$3.5M (the “Transaction”). Founded in 2010, MediSure has been dedicated to producing affordable, quality diabetes products that bring economic value to the diabetes testing market while delivering world-class training and educational support to those living with the disease. MediSure has an established pharmacy footprint in Canada that aligns with the Empower growth strategy of working with and supporting pharmacies and the communities they serve. Management expects that the acquisition would bolster Empower’s direct-to-consumer testing products initiative. MediSure’s existing products include diabetic glucose meters and blood sugar tests meeting all ISO standards.

EMPOWER CLINICS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
For the three and six months ended June 30, 2021 and 2020
(In United States dollars, except where noted)

Consideration in the Transaction consists of:

●
A cash payment of C$1,250,000, of which C$250,000 is to be withheld for 12 months pending potential contingent liabilities; and
●
4,582,483 common shares of the Company; 2,036,659 of which are subject to contractual trading restrictions that will be removed on a quarterly basis over 24 months following the closing date of July 30, 2021.

OVERVIEW OF THE BUSINESS

Empower is an integrated healthcare company that provides body and mind wellness for patients through its clinics, with digital and telemedicine care, and world-class medical diagnostics laboratories. The Company provides COVID-19 testing services to consumers and businesses as part of a four-phased nationwide testing initiative in the United States and Canada. Supported by an experienced leadership team, Empower is aggressively growing its clinical and digital presence across North America. Our Health & Wellness and Diagnostics & Technology business units are positioned to positively impact the integrated health of our patients, while simultaneously providing long term value for our shareholders.

The Company business strategy includes health and wellness through Company owned healthcare centers in the U.S. and Canada along with virtual care and telemedicine. Empower operates a simplified healthcare model offering preventative, diagnostic, and treatment services that always focuses on patient experience.

Empower is reshaping the model for patient-first integrated healthcare and wellness by leveraging our experience with clinic management, technology, quality products, and paramedical expertise.

The Company strategy also includes diagnostics and technology as Empower launched an innovative COVID-19 testing initiative in early 2020 and is ready to adapt to future and growing demands. Leveraging Kai Medical Laboratory, LLC, the Company is involved in novel COVID-19 test validation and submissions to the U.S. Food and Drug Administration and Health Canada to advance opportunities for anticipated long term testing demand.

Empower’s subsidiary, Kai Medical Laboratory, LLC in Dallas, TX provides large-scale testing capability to support specimen testing demand from enterprise level customers with a focus on key industries such as film & television production, tourism, hospitality, care homes, medical clinics and facilities in the United States.

Kai operates its direct-to-consumer platform, Kai Care, at www.kaitests.com and www.kaitests.ca serving U.S. and Canadian markets commencing with the Kai Care at-home Saliva RT-PCR test kit. The Company anticipates using the Kai Care platforms for other consumer-based health and wellness test kits.

The Company operates software platforms to manage patients through the medical consultation process that is a HIPAA compliant Electronic Health Record system and patient management portal. It provides improved management of patients while improving the ability of our doctors, admins and staff to treat and serve patients needs. The tele-medicine platform allows patients to register and select an appointment time to conduct a private consultation with one of the physicians remotely through a secure video link, thereby extending the reach of our clinic operations beyond the physical clinic locations. We believe going forward, greater demand for professional consultations will evolve the service offering for Company owned clinics throughout our network.

Operations at Sun Valley Health based in Phoenix, AZ saw a reduction in patient volume in late Q3 2020 and Q4 2020 due to significant regulatory changes in the State of Arizona that saw the State fully legalize cannabis in November 2020. This resulted in the elimination of the need to have medical cannabis certification card to legally purchase cannabis products from dispensaries in the State. As a result of declining operating results, the Company proceeded with clinic closures and in Q3 2021, sought to dispose of the operation. On July 21, 2021, the Company announced that it had entered into an agreement with the Kleins to sell the business for consideration of US $1,000,000 payable in securities of Empower.

EMPOWER CLINICS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
For the three and six months ended June 30, 2021 and 2020
(In United States dollars, except where noted)

OUTLOOK

The Company will continue to be active and opportunistic with respect to mergers and acquisitions opportunities, with the goal of advancing its business plan and to increase shareholder value where possible. Additionally, the Company may seek to acquire third party channel partners to increase its patient base, margin per patient, and to increase shareholder value through the accretion of these operations and/or assets.

The Company is in active discussions to open several medical healthcare centers with Rexall/Pharma Plus Pharmacies Ltd. Empower will act as a subtenant for the locations to build and operate health care centers as a key driver of the Company’s national clinic expansion strategy. Services include full primary care led by medical doctors plus paramedical services with practitioners providing services including chiropractic care, physiotherapy and more. Beneficiaries of these services include the pharmacies large existing customer base in addition to patients in the wider communities each location will serve.

REVIEW OF QUARTERLY RESULTS

Q2 2021 compared to Q2 2020

The following table summarizes the results of operations for the three months ended June 30, 2021 and 2020

	Q2 2021	Q2 2020
	$	$
Total revenues	861,826	85,775

Earnings from clinic operations	30,232	64,218

Operating expenses	727,747	340,048
Legal and professional fees	373,298	82,983
Depreciation and amortization expense	133,556	19,251
Share-based payments	169,572	2,548

Loss from operations	(1,373,941)	(380,612)

Loss (gain) on fair value change of warrant liability	(950,352)	(2,685)
Other (income) expenses	(11,380)	123,492
Net loss from continuing operations	(412,209)	(501,419)
Net income (loss) from discontinuing operations	(167,111)	105,346

Foreign currency translation adjustment	36	-
Comprehensive loss for the period	(579,284)	(396,073)

Total revenues

Clinic services revenues were $861,266, compared to $85,775 during Q2 2020. The Company receives revenue streams from patient visits to existing clinics throughout the network. The increase in clinic revenues is primarily due to the impact of COVID-19, along with the acquisition of Kai on October 5, 2020.

Earnings from clinic operations

Cost of clinic services were $831,594, compared to $21,557 during Q2 2020. These costs represent physician and clinic support staff expenses that are required to operate the clinics and provide patient consulting services. The costs also include Company laboratory testing services with the acquisition of Kai on October 5, 2020. The Company continues to monitor and improve its operational controls to align labor cost with direct patient consultations. The Company employs a diverse mix of physicians and practitioners.

EMPOWER CLINICS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
For the three and six months ended June 30, 2021 and 2020
(In United States dollars, except where noted)

Operating expenses

Operating expenses were $727,747, which increased from $340,048 during Q2 2020. The increase is primarily related to increase salaries and benefits and additional advertising and promotion costs, which are a direct result of the Company launching capital markets and investor relations marketing programs in order to increase visibility and awareness to the investment community and prospective shareholders and to more effectively communicate developments of the Company.

Legal and professional fees

Legal and professional fees were $373,298, compared to $82,983 during Q2 2020. The increase is primarily related to the acquisitions of Kai and LP&A in Q4 2020, and business advisory and consulting expenses.

Depreciation and amortization expense

Depreciation and amortization expense was $133,556, compared to $19,251 during Q2 2020 as a result of the depreciation of acquired property and equipment from Kai, LP&A, and Medi-Collective.

Share-based payments

Share-based payments were $169,572, compared to $2,548 during Q2 2020. The share-based payments expense is the fair value of share options recognized as an expense during the period based on the fair valued determined by the Black-Scholes option pricing model.

Gain on change in fair value of warrant liability

The Company recorded a gain on the change in the fair value of the warrant liability of $950,352 compared to a gain of $2,685 during Q2 2020 due to the requirement to revalue the share purchase warrants upon exercise or at every quarter end and the gain resulted from the decrease in the Company’s share price during Q2 2021, which is a key variable in determining the fair value of the warrant liability per the Black-Scholes option pricing model.

YTD 2021 compared to YTD 2020

The following table summarizes the results of operations for the six months ended June 30, 2021 and 2020

	YTD 2021	YTD 2020
	$	$
Total revenues	2,820,628	136,730

Earnings from clinic operations	1,246,667	69,032

Operating expenses	1,626,952	548,764
Legal and professional fees	1,238,318	222,196
Depreciation and amortization expense	254,226	59,053
Share-based payments	605,558	29,854

Loss from operations	(2,478,387)	(790,835)

Loss (gain) on fair value change of warrant liability	22,842,813	(39,932)
Gain on fair value change of conversion option	-	(2,795)
Other expenses	19,272	345,364
Net loss from continuing operations	(25,340,472)	(1,093,472)
Net income (loss) from discontinuing operations	(452,404)	173,191

Foreign currency translation adjustment	88	-
Comprehensive loss for the period	(25,792,788)	(920,281)

EMPOWER CLINICS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
For the three and six months ended June 30, 2021 and 2020
(In United States dollars, except where noted)

Total revenues

Clinic services revenues were $2,820,628, compared to $136,730 during YTD 2020. The Company receives revenue streams from patient visits to existing clinics throughout the network. The increase in clinic revenues is primarily due to the impact of COVID-19, along with the acquisition of Kai on October 5, 2020, partially offset by the reduction in patients visiting the Sun Valley Health clinics as a result of State legalization of cannabis in November 2020.

Earnings from clinic operations

Cost of clinic services were $1,573,961, compared to $67,698 during YTD 2020. These costs represent physician and clinic support staff expenses that are required to operate the clinics and provide patient consulting services. The costs include Company laboratory testing services with the acquisition of Kai on October 5, 2020, which resulted in higher run rate in cost of goods sold. The Company continues to monitor and improve its operational controls to align labor cost with direct patient consultations. The Company employs a diverse mix of physicians and practitioners.

Operating expenses

Operating expenses were $1,626,952, which increased from $548,764 during YTD 2020. The increase is primarily related to additional salaries and benefits and advertising and promotion costs, which are a direct result of the Company launching capital markets and investor relations marketing programs in order to increase visibility and awareness to the investment community and prospective shareholders and to more effectively communicate developments of the Company.

Legal and professional fees

Legal and professional fees were $1,238,318, compared to $222,196 during YTD 2020. The increase is primarily related to the acquisitions of Kai and LP&A in Q4 2020, and business advisory and consulting expenses.

Depreciation and amortization expense

Depreciation and amortization expense was $254,226, compared to $59,053 during YTD 2020 as a result of the depreciation of acquired property and equipment from Kai and LP&A.

Share-based payments

Share-based payments were $605,558, compared to $29,854 during YTD 2020. The share-based payments expense is the fair value of share options recognized as an expense during the period based on the fair valued determined by the Black-Scholes option pricing model.

Gain on change in fair value of warrant liability

The Company recorded a loss on the change in the fair value of the warrant liability of $22,842,813 compared to a gain of $39,932 during YTD 2020 due to the requirement to revalue the share purchase warrants upon exercise or at every quarter end and the loss resulted from the significant increase in the Company’s share price during YTD 2021, which is a key variable in determining the fair value of the warrant liability per the Black-Scholes option pricing model.

Gain on change in fair value of conversion option

During YTD 2020, the Company recorded a gain on the change in the fair value of the conversion feature of $2,795. The conversion feature relates to the convertible debentures outstanding during the period and is required to be revalued upon conversion or at every quarter end and the gain resulted from the decrease in the Company’s share price during YTD 2020, which is a key variable in determining the fair value of the conversion feature. As all the convertible debentures were converted to common shares during fiscal 2020, there is no conversion option at June 30, 2021 for revaluation.

EMPOWER CLINICS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
For the three and six months ended June 30, 2021 and 2020
(In United States dollars, except where noted)

SUMMARY OF QUARTERLY RESULTS

Amounts presented in thousands except per share amounts:

	Q2 2021	Q1 2021	Q4 2020	Q3 2020
OPERATING RESULTS:
Net revenues	862	2,037	853	643
Loss from continuing operations (1)	(412)	-	-	-
Loss from discontinued operations (1)	(167)	-	-	-
Loss and comprehensive loss	(579)	(1,403)	(15,685)	(460)
Loss per share:
- Basic	(0.00)	(0.11)	(0.06)	(0.00)
- Diluted	(0.00)	(0.11)	(0.06)	(0.00)
Cash dividends declared	-	-	-	-
Total assets	10,772	11,139	9,230	1,447

(1) Results for prior periods have not been reclassified to discontinued operations.

	Q2 2020	Q1 2020	Q4 2019	Q3 2019
OPERATING RESULTS:
Net revenues	924	789	625	663
Loss and comprehensive loss	(401)	(524)	(1,942)	(504)
Loss per share:
- Basic	(0.00)	(0.00)	(0.02)	(0.00)
- Diluted	(0.00)	(0.00)	(0.02)	(0.00)
Cash dividends declared	-	-	-	-
Total assets	1,800	1,392	1,556	4,943

The Company is expected to remain subject to many of the risks common to early-stage enterprises for the foreseeable future, including challenges related to laws, regulations, licensing, integrating and retaining qualified employees; making effective use of limited resources; achieving market acceptance of existing and future solutions; competing against companies with greater financial and technical resources; acquiring and retaining customers; and developing new solutions.

NON-GAAP FINANCIAL MEASURES

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA are non-GAAP financial measures and accordingly they are not earnings measures recognized by IFRS and do not carry standard prescribed significance. Moreover, the Company’s method for calculating Adjusted EBITDA may differ from that used by other companies using the same designation.

Accordingly, we caution readers that Adjusted EBITDA should not be substituted for determining net income (loss) as an indicator of operating results or as a substitute for cash flows from operating and investing activities. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

EMPOWER CLINICS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
For the three and six months ended June 30, 2021 and 2020
(In United States dollars, except where noted)

The following table provides a reconciliation of Adjusted EBITDA to the consolidated financial statements:

	Q2 2021	Q2 2020	YTD 2021	YTD 2020
	$	$	$	$
Net loss from continuing operations	(412,209)	(501,419)	(25,340,472)	(1,093,472)
Add (subtract):
Depreciation and amortization expense	133,556	19,251	254,226	59,053
Interest expense	17,375	37,019	46,250	92,619
Accretion expense	8,833	61,045	10,610	345,096
EBITDA loss	(252,445)	(384,104)	(25,029,386)	(596,704)
Share-based payments	169,572	2,548	605,558	29,854
Loss (gain) on fair value change of warrant liability	(950,352)	(2,685)	22,842,813	(39,932)
Adjusted EBITDA loss	(1,033,225)	(384,241)	(1,581,015)	(606,782)

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

Factors that may affect the Company’s liquidity are continuously monitored. These factors include the number of patient visits, average patient spend per visit, number of COVID-19 tests performed, operating costs, capital costs, income tax refunds, foreign currency fluctuations, seasonality, market immaturity and a highly fluid environment related to state and federal law passage and regulations.

In the event that the Company is adversely affected by any of these factors and, as a result, the operating cash flows are not sufficient to meet the Company’s working capital requirements there is no guarantee that the Company would be able to raise additional capital on acceptable terms to fund a potential cash shortfall. Consequently, the Company is subject to liquidity risk.

The Company will need to procure additional financing in order to fund its ongoing operation. The Company intends to obtain such financing through equity financing, and there can be no assurance that the Company can raise the required capital it needs to build and expand as expected, nor that the capital markets will fund the business of the Company. Without this additional financing, the Company may be unable to achieve positive cash flow and earnings as quickly as anticipated, these uncertainties cast a significant doubt about the Company’s ability to continue as a going concern.

Cash Flow

	Q2 2021	Q2 2020
	$	$
Net cash used in operating activities from continuing operations	(416,949)	(171,848)

Net cash (used in) provided by operating activities from discontinuing operations	(143,535)	160,631

Net cash used in investing activities	(688,367)	-

Net cash provided by financing activities	153,853	185,344

Increase (decrease) in cash	(1,094,998)	174,127

EMPOWER CLINICS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
For the three and six months ended June 30, 2021 and 2020
(In United States dollars, except where noted)

Review of cash flow from continuing operations Q2 2021 compared to Q2 2020:

Cash used in operating activities was $416,949 compared to cash provided of $171,848 during Q2 2020. Significant drivers of the change relate to additional clinic operating expenses and legal and professional fees partially offset by increased clinic service revenues generated from the acquisition of Kai and LP&A.

Cash used in investing activities was $688,367, compared to $nil during Q2 2020 as a result of cash spend on the acquisition of Kai and LP&A as well as intangible assets during Q2 2021.

Cash provided by financing activities was $153,853, compared to $185,344 during Q1 2020. Cash provided by financing activities during Q2 2021 related to cash proceeds from the exercise of warrants, partially offset by cash spend on lease payments and repayments of loans payable. Cash provided in financing activities during Q2 2020 related to issuance of common shares and advance of loan, partially offset by lease payments.

	YTD 2021	YTD 2020
	$	$
Net cash used in operating activities from continuing operations	(1,611,184)	(281,247)

Net cash (used in) provided by operating activities from discontinuing operations	(372,217)	283,894

Net cash used in investing activities	(745,913)	-

Net cash provided by financing activities	3,031,434	124,135

Increase in cash	302,120	126,782

Review of cash flow from continuing operations YTD 2021 compared to YTD 2020:

Cash used in operating activities was $1,611,184 compared to cash provided of $281,247 during Q2 2020. Significant drivers of the change relate to additional clinic operating expenses and legal and professional fees partially offset by increased clinic service revenues generated from the acquisition of Kai and LP&A.

Cash used in investing activities was $745,913, compared to $nil during YTD 2020 as a result of cash spend on clinic constructions, acquisition of Kai and LP&A as well as intangible assets during YTD 2021.

Cash provided by financing activities was $3,031,434, compared to 124,135 during YTD 2020. Cash provided by financing activities during YTD 2021 related to cash proceeds from the cash proceeds from the exercise of warrants and options, partially offset by cash spend on lease payments and repayments of notes payable and loans payable. Cash provided by financing activities during YTD 2020 primarily related to issuance of common shares and partially offset by cash spent on lease payments.

Contractual obligations

As at June 30, 2021	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	3,461,775	3,461,775	-	-	-
Loans payable	1,625,553	183,208	455,492	187,594	799,259
Notes payable	166,802	166,802	-	-	-
Lease payments on right-of-use assets	1,078,399	303,524	433,044	195,106	146,725
Purchase obligations (1)	112,821	112,821	-	-	-
Total	6,445,350	4,228,130	888,536	382,700	945,984

(1)
Consideration payable of $53,914 to vendors of Sun Valley and $58,907 to the vendors of LP&A

EMPOWER CLINICS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
For the three and six months ended June 30, 2021 and 2020
(In United States dollars, except where noted)

The board of directors of the Company has overall responsibility for the establishment and oversight of the Company’s risk management policies on an annual basis. The Company’s board of directors identifies and evaluates the Company’s financial risks and is charged with the responsibility of establishing controls and procedures to ensure financial risks are mitigated.

The Company’s objectives when managing capital are to pursue and complete the identification and evaluation of assets, properties or businesses with a view to acquisition. The Company does not have any externally imposed capital requirements to which it is subject.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new common shares or adjust the amount of cash.

The Company’s investment policy is to invest excess cash in investment instruments at high credit, quality financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations or arrangements with respect to any obligations under a variable interest equity arrangement.

RELATED PARTY TRANSACTIONS

The Company’s related parties include key management personnel and any transactions with such parties for goods and/or services that are made on regular commercial terms. During Q2 2021 and Q2 2020, the Company did not enter into any transactions with related parties outside of compensation to key management personnel as disclosed below.

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. Salaries and benefits, bonuses, and termination benefits are included in operating expenses and share-based payments are recorded as share-based payment expense or share capital.

Key management compensation includes:

	Q2 2021	Q2 2020	YTD 2021	YTD 2020
	$	$	$	$
Salaries and benefits	213,415	171,957	429,274	341,601
Share-based payments	112,889	2,548	346,375	10,418
Director’s fees	7,500	3,750	12,500	7,500
	333,804	178,255	788,149	359,519

Included in salaries and benefits for Q2 2021 and YTD 2021 is $nil (2020 - $34,028 and $68,056, respectively) related to common shares awarded to the CEO during 2019 which vested YTD 2021.

As at June 30, 2021, $156,344 (December 31, 2020 - $157,055) is due to the CEO for salaries and benefits. The amounts are unsecured and due on demand. As at June 30, 2021, $164,331 (December 31, 2020 - $53,914) is due to the Senior Vice Present Development and Director and his spouse for consideration related to the Sun Valley acquisition as well as salaries and benefits. As at June 30, 2021, $12,500 (December 31, 2020 - $nil) is due to a director of the Company for director fees.

As at June 30, 2021, share subscriptions receivable consists of $745,531 (C$980,000) due from the CEO for the exercise of 7,000,000 options at an exercise price of $0.11 (C$0.14). Share subscriptions receivable reduces shareholders’ equity. The share subscriptions receivable has no specified interest or terms of repayment.

EMPOWER CLINICS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
For the three and six months ended June 30, 2021 and 2020
(In United States dollars, except where noted)

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, effective as of June 30, 2021. The Company’s significant accounting policies are described in note 3 of the Company’s annual consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 and note 3 to the June 30, 2021 unaudited condensed interim consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised. Management has made the following critical judgements and estimates:

Critical judgements in applying accounting policies

Critical judgements made by management in applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Functional currency
The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the US dollar. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

Assessment of cash generating units
For impairment assessment and testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating unit (“CGU”). The Company applies judgement in assesses the smallest group of assets that comprise a single CGU. The CGU’s were determined to be the Empower Clinics, the Sun Valley Clinics, Kai, and LP&A.

Assessment of useful lives of property and equipment and intangible assets
Management reviews its estimate of the useful life of property and equipment and intangible assets annually and accounts for any changes in estimates prospectively. The Company applied judgment in determining the useful lives of trademarks and patient records with less than an indefinite life. In addition, the Company applied judgment in determining the useful lives of the right of use assets and leasehold improvements for purposes of assessing the shorter of the useful life or lease term.

Assessment of indicators of impairment
At the end of each reporting period, the Company assesses whether there are any indicators, from external and internal sources of information, that an asset or CGU may be impaired, thereby requiring adjustment to the carrying value.

EMPOWER CLINICS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
For the three and six months ended June 30, 2021 and 2020
(In United States dollars, except where noted)

Revenue recognition

a.
Determination of performance obligations

The Company applied judgement to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the medical services or sale of product, each representing a single performance obligation with consideration allocated accordingly.

b.
Transfer of control

Judgement is required to determine when transfer of control occurs relating to the medical services to its customers. Management based its assessment on a number of indicators of control, which include, but are not limited to whether the Company has present right of payment, whether delivery of medical services has occurred and whether the physical possession of the goods, significant risks and rewards and legal title have been transferred to the customer.

Expected credit losses
In calculating the expected credit loss on financial instruments, management is required to make a number of judgments including the probability of possible outcomes with regards to credit losses, the discount rate to use for time value of money and whether the financial instrument’s credit risk has increased significantly since initial recognition.

Business combinations
Judgment is used in determining whether an acquisition is a business combination or an asset acquisition.

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values, including the total consideration paid by the Company. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities including assessing the fair value of any favourable or unfavorable lease terms. For any intangible asset identified or form of consideration paid by the Company, depending on the type of intangible asset or consideration paid and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied.

Additionally, as part of a business combination, all forms of consideration paid (on the date of acquisition or contingent upon achieving certain milestones) are recorded at their fair values, which is a significant estimate. For any form of consideration paid by the Company, depending on the type of consideration paid and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the asset concerned and any changes in the discount rate applied.

Key sources of estimation uncertainty

Significant assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period that may result in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Current and deferred taxes
The Company’s provision for income taxes is estimated based on the expected annual effective tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The current and deferred components of income taxes are estimated based on forecasted movements in temporary differences.

EMPOWER CLINICS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
For the three and six months ended June 30, 2021 and 2020
(In United States dollars, except where noted)

Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on patient visits, which are internally developed and reviewed by management.

Weight is attached to tax planning opportunities that are within the Company’s control and are feasible and implementable without significant obstacles.

The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

Equity-settled share-based payments
Share-based payments are measured at fair value. Options and warrants are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and are expensed to the consolidated statement of loss and comprehensive loss over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Warrant liability and conversion feature
Warrant liability and conversion feature are measured at fair value using the Black-Scholes option pricing model based on estimated fair values at the date of grant and revalued at period end to the consolidated statement of loss and comprehensive loss over the life of the instruments. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Contingencies
Due to the nature of the Company’s operations, various legal and tax matters can arise from time to time. In the event that management’s estimate of the future resolution of these matters’ changes, the Company will recognize the effects of the changes in its consolidated financial statements for the period in which such changes occur.

Leases

a.
Identifying whether a contract includes a lease
IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. The Company had to apply judgment on certain factors, including whether the supplier has substantive substitution rights, does the Company obtain substantially all of the economic benefits and who has the right to direct the use of that asset.

b.
Incremental borrowing rate
When the Company recognizes a lease, the future lease payments are discounted using the Company’s incremental borrowing rate. This significant estimate impacts the carrying amount of the lease liabilities and the interest expense recorded on the consolidated statement of loss and comprehensive loss.

c.
Estimate of lease term
When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term of its leases are the lesser of original lease term or the life of the leased asset. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

EMPOWER CLINICS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
For the three and six months ended June 30, 2021 and 2020
(In United States dollars, except where noted)

CHANGES IN ACCOUNTING STANDARDS

The accounting policies applied in the preparation of the Company’s consolidated financial statements for the three and six months ended June 30, 2021 and 2020, are consistent with those applied and disclosed in note 3 to the Company’s annual consolidated financial statements for the years ended December 31, 2020, 2019 and 2018.

OUTSTANDING SHARE DATA

The authorized capital of the Company consists of an unlimited number of common shares without par value. The Company had the following securities outstanding as at the date of this MD&A:

Type of Security	Number Outstanding
Common Shares	338,131,186
Stock Options	6,339,459
Warrants	13,309,905

RISKS AND UNCERTAINTIES

For a detailed listing of the risk factors faced by the Company, please refer to the Company’s MD&A for the year ended December 31, 2020, 2019 and 2018.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash, accounts payable and accrued liabilities and due to related parties, convertible debt and loans payable. Cash is classified as fair value through profit or loss and recorded at fair value. Accounts payable and accrued liabilities, due to related parties and shareholder’s loan are classified as other current liabilities, the fair value of cash, accounts payable and accrued liabilities, and due to related parties are equal to their carrying value due to their short-term maturity. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of arms-length financial instruments approximates their carrying value due to the relatively short term to maturity.

EMPOWER CLINICS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
For the three and six months ended June 30, 2021 and 2020
(In United States dollars, except where noted)

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This MD&A contains certain information that may constitute “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as "expect," “likely”, "may," "will," "should," "intend," or "anticipate", “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. The forward-looking statements included in this MD&A are made only as of the date of this MD&A.

Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:
● licensing risks;
● regulatory risks;
● change in laws, regulations and guidelines;
● market risks;
● expansion of facilities;
● history of net losses; and
● competition.

Certain of the forward-looking statements and forward-looking information and other information contained herein concerning the medical cannabis industry and the general expectations of the Company concerning the medical cannabis industry and concerning the Company are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believe to be reasonable. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the medical cannabis industry involves risks and uncertainties that are subject to change based on various factors and the Company has not independently verified such third-party information. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. In particular, but without limiting the foregoing, disclosure in this MD&A under “Business Overview” as well as statements regarding the Company’s objectives, plans and goals, including future operating results, economic performance and patient acquisition efforts may make reference to or involve forward- looking statements. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. See “Risk Factors” for further details. The purpose of forward- looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward- looking statements contained in this MD&A. The Company undertakes no obligation to update or revise any forward- looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.